Exhibit 12.1
LodgeNet Interactive Corporation and Subsidiaries
Statement Regarding Computation of Ratios (Unaudited)
(Dollar amounts in thousands, except ratios)
Computation of Coverage of Fixed Charges and Preferred Stock Dividends

	2010	2009	2008	2007	2006
Net (loss) income	$(11,685)	$(10,155)	$(48,418)	$(65,172)	$1,841

Add:
Provision (benefit) for income taxes	834	763	849	(683)	299
Fixed charges (see below)	41,235	43,435	45,215	43,531	27,470

Earnings available to cover fixed charges	$30,384	$34,043	$(2,354)	$(22,324)	$29,610

Fixed charges (1):
Interest	$33,537	$38,092	$42,551	$40,950	$25,730
Amortization of debt costs	1,275	1,575	1,810	1,731	1,495
Interest portion of rentals	673	654	854	850	245

	35,485	40,321	45,215	43,531	27,470
Preferred stock dividends	5,750	3,114	—	—	—

Total fixed charges and preferred stock dividends	$41,235	$43,435	$45,215	$43,531	$27,470

(Deficiency) earnings in the coverage of fixed charges	$(5,101)	$(6,278)	$(47,569)	$(65,855)	$2,140

(Deficiency) earnings in the coverage of fixed charges and preferred stock dividends	$(10,851)	$(9,392)	$(47,569)	$(65,855)	$2,140

Ratio of earnings to fixed charges	—	—	—	—	1.08

Ratio of earnings to fixed charges and preferred stock dividends	—	—	—	—	1.08

(1)	Fixed charges consist of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense. The Company believes that it is reasonable to estimate one-third of rental expense is interest expense.